ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	December 31, 2010	March 31, 2010

Current assets:
Cash and cash equivalents	¥63,649	96,439
Short-term investments	23,521	10,498
Trade receivables, net	25,741	15,930
Inventories	24,177	16,590
Other current assets	3,416	4,292
Total current assets	140,504	143,749
Investment securities	7,360	8,077
Property, plant and equipment, net of accumulated depreciation of 40,736 million yen and 40,390 million yen, as of December 31, 2010 and March 31, 2010, respectively	31,615	32,881
Intangible assets, net of accumulated amortization of 1,685 million yen and 2,403 million yen, as of December 31, 2010 and March 31, 2010, respectively	1,431	1,445
Other assets	2,322	2,511
Total assets	¥183,232	188,663

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	December 31, 2010	March 31, 2010

Current liabilities:
Trade accounts payable	¥16,293	11,430
Accrued expenses	5,361	4,894
Accrued warranty expenses	2,479	2,802
Other current liabilities	2,991	2,793
Total current liabilities	27,124	21,919
Accrued pension and severance costs	13,728	13,765
Other liabilities	5,028	2,737
Total liabilities	45,880	38,421
Commitments and contingent liabilities
Stockholders’ equity:
Common stock, Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	40,573	40,463
Retained earnings	183,118	181,606
Accumulated other comprehensive income (loss)	(19,105)	(14,859)
Treasury stock, 26,294,460 shares and 20,845,178 shares as of December 31, 2010 and March 31, 2010, respectively	(99,597)	(89,331)
Total stockholders’ equity	137,352	150,242
Total liabilities and stockholders’ equity	¥183,232	188,663

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2010

Net sales	¥31,656	77,538
Cost of sales	17,291	40,348
Gross profit	14,365	37,190
Research and development expenses	12,953	15,619
Selling, general and administrative expenses	14,379	15,618
Operating income (loss)	(12,967)	5,953
Other income (expense):
Interest and dividend income	476	278
Interest expense	(3)	(2)
Other, net	1,111	(1,094)
Total other income (expense)	1,584	(818)
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(11,383)	5,135
Income taxes	1,292	1,834
Equity in earnings (loss) of affiliated company	(82)	(30)
Net income (loss)	¥(12,757)	3,271

	Yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2010

Net income (loss) per share:
Basic	¥(71.38)	18.56
Diluted	(71.38)	18.56

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2009	December 31, 2010

Net sales	¥12,887	25,445
Cost of sales	8,615	13,534
Gross profit	4,272	11,911
Research and development expenses	4,240	5,281
Selling, general and administrative expenses	5,016	5,417
Operating income (loss)	(4,984)	1,213
Other income (expense):
Interest and dividend income	114	78
Interest expense	(1)	(0)
Other, net	(106)	(263)
Total other income (expense)	7	(185)
Income (loss) before income taxes and equityin earnings (loss) of affiliated company	(4,977)	1,028
Income taxes	678	329
Equity in earnings (loss) of affiliated company	(14)	(21)
Net income (loss)	¥(5,669)	678

	Yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2010

Net income (loss) per share:
Basic	¥(31.72)	3.91
Diluted	(31.72)	3.91

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2010

Cash flows from operating activities:
Net income (loss)	¥(12,757)	3,271
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,160	3,100
Deferred income taxes	(299)	353
Stock option compensation expense	96	110
Changes in assets and liabilities:
Trade receivables	(3,430)	(11,076)
Inventories	(5,659)	(8,011)
Trade accounts payable	3,585	5,949
Other accounts payable	(5,675)	(352)
Accrued expenses	(1,603)	603
Accrued warranty expenses	(99)	(309)
Accrued pension and severance costs	781	214
Other	2,283	4,162
Net cash used in operating activities	(19,617)	(1,986)
Cash flows from investing activities:
(Increase) decrease in short-term investments	7,301	(13,745)
Proceeds from sale of property, plant and equipment	150	5
Purchases of property, plant and equipment	(2,067)	(1,894)
Purchases of intangible assets	(112)	(172)
Other	68	78
Net cash provided by (used in) investing activities	5,340	(15,728)
Cash flows from financing activities:
Purchases of treasury stock	(3)	(10,266)
Dividends paid	(1,748)	(1,709)
Other	(3)	0
Net cash used in financing activities	(1,754)	(11,975)
Net effect of exchange rate changes on cash and cash equivalents	(7)	(3,101)
Net change in cash and cash equivalents	(16,038)	(32,790)
Cash and cash equivalents at beginning of period	105,455	96,439
Cash and cash equivalents at end of period	¥89,417	63,649

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)  Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a)	Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.
Advantest prepared the accompanying interim consolidated financial statements in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010.
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented.  This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2010.

(b)	Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of the significant differences from the preparation of financial statements using the accounting principles, procedures and methods of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
An allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Accrued pension and severance costs
The funded status, which is the difference between the fair value of plan assets and the projected benefit obligation, of pension plans is recognized in the consolidated balance sheets.

(iii) Goodwill
Goodwill is not amortized, but instead is tested for impairment at least annually.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(2)  Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements.  The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements.  The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available.  The guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted.  The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2011.  Advantest is currently evaluating the timing and the effect that this adoption will have on its consolidated results of operations and financial condition.

In October 2009, the FASB amended accounting guidance for software revenue recognition.  This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements.  It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance.  The guidance is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted.  The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2011.  Advantest is currently evaluating the timing and the effect that this adoption will have on its consolidated results of operations and financial condition.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(c)	Reclassification

Certain reclassifications have been made to the prior year’s consolidated financial statement to conform with the presentation used for the third quarter ended December 31, 2010.

(3) Short-term Investments

Short-term investments consist of time deposit with fixed maturities greater than three months and  Japanese money trusts with fixed maturities of three months, which are carried at cost, based on the characteristics of its fixed maturities, restriction of early redemption and non negotiability.  The Japanese money trusts amounted to ¥12,000 million and ¥9,000 million at December 31, 2010 and March 31, 2010, respectively.

(4) Inventories

Inventories at December 31, 2010 and March 31, 2010 are composed of the following:

	Yen (Millions)
	December 31, 2010	March 31, 2010
Finished goods	¥5,110	5,965
Work in process	13,527	7,482
Raw materials and supplies	5,540	3,143

	¥24,177	16,590

(5) Investment Securities

Debt and marketable equity securities are classified as available-for-sale securities.  The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at December 31, 2010 and March 31, 2010 were as follows:

	Yen (Millions)
Noncurrent:	December 31, 2010
Available-for-sale:	Equity securities	Debt securities	Total
Acquisition cost	¥4,358	－	4,358
Gross unrealized gains	1,382	－	1,382
Gross unrealized losses	195	－	195
Fair value	¥5,545	－	5,545

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
Noncurrent:	March 31, 2010
Available-for-sale:	Equity securities	Debt securities	Total
Acquisition cost	¥2,833	411	3,244
Gross unrealized gains	1,468	－	1,468
Gross unrealized losses	69	－	69
Fair value	¥4,232	411	4,643

Equity securities consist primarily of stocks issues by Japanese listed companies.  Debt securities were redeemable at the option of Advantest, and had no contractual maturity.  During the three months ended December 31, 2010, debt securities that were redeemable at the option of Advantest were transferred to non-marketable equity securities due to a conversion into non-marketable common stocks.

No proceeds from the sale of available-for-sale securities and no gross gains and losses were realized on the sale of available-for-sale securities for the nine months and three months ended December 31, 2009.  Proceeds from the sale of available-for-sale securities and gross realized gains on the sale of available-for-sale securities for the nine months and three months ended December 31, 2010 were insignificant.  No gross losses were realized on the sale of available-for-sale securities.

Net realized gains and losses of the sale of available-for-sale securities are based on the averaged cost method and are included in “other income (expense)” in the consolidated statements of operations, and “other” in net cash provided by (used in) operating activities in the consolidated statements of cash flows.

There were no impairment losses on available-for-sale securities, which were not considered other-than-temporarily impaired, for the nine months and three months ended December 31, 2009.  For the nine months ended December 31, 2010, Advantest recognized impairment losses of ¥377 million on available-for-sale securities, which were considered other-than-temporarily impaired and wrote them down to the fair value. There were no impairment losses on available-for sale securities, which were not considered other-than-temporarily impaired for the three months ended December 31, 2010.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and March 31, 2010, were as follows:

	Yen (Millions)
	December 31, 2010
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥2,080	179	165	16

	Yen (Millions)
	March 31, 2010
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥740	69	2	0

Advantest maintains non-marketable equity securities, which are recorded at cost.  The carrying amounts of non-marketable equity securities were ¥1,815 million and ¥3,434 million at December 31, 2010 and March 31, 2010, respectively.  For certain non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value.  Advantest has not estimated the fair value of other non-marketable equity securities of ¥1,791 million and ¥1,417 million at December 31, 2010 and March 31, 2010, respectively, since it is not practicable to estimate the fair value of the investments.  It is because of the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost.

(6) Derivative Financial Instruments

Derivative
Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables.  However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified in U.S. GAAP.

Foreign exchange contracts generally have terms of several months.  These contracts are used to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures.  Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of speculation.

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at December 31, 2010 and March 31, 2010. The notional amounts of these contracts at December 31, 2010 and March 31, 2010 were as follows:

	Yen (Millions)
	December 31, 2010	March 31, 2010

Foreign exchange contracts	¥2,225	3,041

The fair value of derivative instruments not designated as hedging instruments under U.S. GAAP at December 31, 2010 and March 31, 2010 was as follows:

	Yen (Millions)
	December 31, 2010		March 31, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥16	Other current assets	¥0
Liabilities
Foreign exchange contracts	Other current liabilities	¥26	Other current liabilities	¥29

The effect of derivative instruments not designated as hedging instruments under U.S. GAAP on consolidated statements of operations for the nine months and three months ended December 31, 2009 and 2010 was as follows:

		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Nine months ended December 31, 2009	Nine months ended December 31, 2010

Foreign exchange contracts	Other income (expense)	¥304	212

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Three months ended December 31, 2009	Three months ended December 31, 2010

Foreign exchange contracts	Other income (expense)	¥129	48

Concentration of credit risk
Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements.  However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.  Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations.

Advantest generally does not require or place collateral for these derivative financial instruments.

(7) Fair Value Measurement

Disclosure about the fair value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at December 31, 2010 and March 31, 2010, except for cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable and accrued expenses for which fair value approximate their carrying amounts.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	December 31, 2010		March 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥5,545	5,545	¥4,643	4,643
Foreign exchange contracts	16	16	0	0
Financial liabilities:
Foreign exchange contracts	26	26	29	29

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities.  The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable and accrued expenses:  The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.  The fair values of available-for-sale debt securities are based on unobservable inputs as the market for the assets was not active at the measurement date.

Foreign exchange contracts:  The fair value of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

Fair Value Hierarchy

US GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Assets / Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2010 and March 31, 2010, carrying amount of financial assets and liabilities that were measured at fair value on a recurring basis by level are as follows:

		Yen (Millions)
		Fair Value Measurements at December 31, 2010
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Available-for-sale equity securities	5,545	5,545	-	-
Foreign exchange contracts	16	-	16	-
Total assets measured at fair value	5,561	5,545	16	-
Financial Liabilities
Foreign exchange contracts	26	-	26	-
Total liabilities measured at fair value	26	-	26	-

		Yen (Millions)
		Fair Value Measurements at March 31, 2010
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Available-for-sale equity securities	4,232	4,232	-	-
Available-for-sale debt securities	411	-	-	411
Foreign exchange contracts	0	-	0	-
Total assets measured at fair value	4,643	4,232	0	411
Financial Liabilities
Foreign exchange contracts	29	-	29	-
Total liabilities measured at fair value	29	-	29	-

The table does not include assets and liabilities which are measured at historical cost or any basis other than fair value. Advantest’s financial assets and liabilities measured at fair value consist of available-for-sale debt and equity securities and foreign exchange contracts. Adjustments to fair value of available-for-sale debt and equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Changes in the Level 3 financial assets and liabilities measured on a recurring basis for the nine months and three months ended December 31, 2010 are as follows:

	Yen (Millions)
	Nine months ended December 31, 2010
	Debt Securities	Total

Balance at beginning of period	¥411	411
Other comprehensive income (loss)	(43)	(43)
Transfers out of Level 3	(368)	(368)

Balance at end of period	¥-	-

	Yen (Millions)
	Three months ended December 31, 2010
	Debt Securities	Total

Balance at beginning of period	¥368	368
Other comprehensive income (loss)	-	-
Transfers out of Level 3	(368)	(368)

Balance at end of period	¥-	-

During the three months ended December 31, 2010, debt securities that were redeemable at the option of Advantest were transferred out of Level 3 due to a conversion into non-marketable common stocks.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis
As of December 31, 2010 and March 31, 2010, carrying amount of financial assets and liabilities, which was measured at fair value on a nonrecurring basis by level for the nine months ended December 31, 2010 and during the year ended March 31, 2010, is as follows:

		Yen (Millions)
		Fair Value Measurements
		at December 31, 2010
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total gains (losses) for the nine months ended December 31, 2010
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Non-marketable equity securities	24	-	-	24	(75)

Total gains (losses) for assets held as of December 31, 2010					(75)

		Yen (Millions)
		Fair Value Measurements
		at March 31, 2010
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total gains (losses) for the year ended March 31, 2010
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Non-marketable equity securities	117	-	-	117	(259)

Total gains (losses) for assets held as of March 31, 2010					(259)

The fair value of non-marketable equity securities is based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(8) Income Taxes
As of December 31, 2009, the estimated annual effective tax rate for FY2009 differs from the 40.5 percent statutory income tax rate primarily due to the estimated net increases in valuation allowance for deferred tax assets and the effects of foreign tax rates.
As of December 31, 2010, the estimated annual effective tax rate for FY2010 differs from the 40.4 percent statutory income tax rate primarily due to effects of separate company income tax reporting positions and related impacts of valuation allowance on deferred tax assets, and effects of foreign income tax rates.

(9) Other Comprehensive Income (Loss)

The components of other comprehensive income (loss), net of tax, are as follows:

	Yen (Millions)
	Nine months ended December 31, 2009	Nine months ended December 31, 2010

Net income (loss)	¥(12,757)	3,271

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	(2,634)	(4,330)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the period	735	(348)
Less reclassification adjustments for net gains (losses) realized in earnings	-	222
Net unrealized gains (losses)	735	(126)
Pension related adjustment	237	210

Total comprehensive income (loss)	¥(14,419)	(975)

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended December 31, 2009	Three months ended December 31, 2010

Net income (loss)	¥(5,669)	678

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	640	(918)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the period	(31)	114
Less reclassification adjustments for net gains (losses) realized in earnings	-	-
Net unrealized gains (losses)	(31)	114
Pension related adjustment	89	70

Total comprehensive income (loss)	¥(4,971)	(56)

(10) Stock-Based Compensation

In July 2010, stock options were issued to directors, executive officers and corporate auditors of the Company under a stock option plan approved by the Board of Directors.  The number of granted shares totaled 308,000.  Options were granted with an exercise price of ¥2,089 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant.  The options have an exercise period of 4 years and are exercisable from April 1, 2011.

Stock based compensation expense recognized were ¥96 million and ¥110 million for the nine months ended December 31, 2009 and 2010, and ¥47 million and ¥55 million for the three months ended December 31, 2009 and 2010, which were included in selling, general and administrative expenses. The tax benefits were ¥34 million and ¥39 million for the nine months ended December 31, 2009 and 2010, and ¥17 million and ¥19 million for the three months ended December 31, 2009 and 2010.

As of December 31, 2010 and March 31, 2010, a valuation allowance was recorded against related deferred tax asset.

The weighted average fair value per share for stock option that was granted during the nine months ended December 31, 2009 and 2010 were ¥409 and ¥535.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(11)  Accrued Pension and Severance Costs

The components of net periodic benefit cost recognized are as follows:

	Yen (Millions)
	Nine months ended
	December 31, 2009	December 31, 2010

Service cost	¥999	1,040
Interest cost	559	543
Expected return on plan assets	(210)	(364)
Amortization of unrecognized:
Net actuarial (gain) or loss	420	365
Prior service (benefit) cost	(132)	(132)

Net periodic benefit cost	¥1,636	1,452

	Yen (Millions)
	Three months ended
	December 31, 2009	December 31, 2010

Service cost	¥341	353
Interest cost	186	181
Expected return on plan assets	(70)	(121)
Amortization of unrecognized:
Net actuarial (gain) or loss	140	121
Prior service (benefit) cost	(44)	(44)

Net periodic benefit cost	¥553	490

(12)  Dividends and Other Significant Changes to Stockholders’ Equity
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 25, 2010, Advantest paid cash dividends totaling ¥894 million, or ¥5 per share of common stock on June 2, 2010 to stockholders of record on March 31, 2010.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 28, 2010, Advantest paid cash dividends totaling ¥866 million, or ¥5 per share of common stock on December 1, 2010 to stockholders of record on September 30, 2010.
Treasury stock increased by ¥10,266 million compared to March 31, 2010. This amount was primarily attributable to purchases of treasury stock (¥10,264 million; 5,447,922 shares) from dissenting shareholders in accordance with Article 797, Section 1 of Japanese Corporate Law.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(13) Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the nine months ended December 31, 2009 and 2010 were summarized as follows:

	Yen (Millions)
	Nine months ended
	December 31, 2009	December 31, 2010

Balance at beginning of period	¥2,811	2,802
Addition	1,915	1,713
Utilization	(2,014)	(2,022)
Translation adjustments	5	(14)

Balance at end of period	¥2,717	2,479

(14) Other income (expense)

Other income (expense) includes foreign exchange gains (losses) of ¥914 million and ¥ (119) million for the nine months and the three months ended December 31, 2009, respectively.
Other income (expense) includes impairment losses on investment securities of ¥452 million and ¥32 million, and foreign exchange losses of ¥764 million and ¥294 million for the nine months and the three months ended December 31, 2010, respectively.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(15) Operating Segment and Geographic Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consists of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others.  These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

Reportable operating segment information for the nine months and three months ended December 31, 2009 and 2010 are as follows:

	Yen (Millions)
	Nine months ended December 31, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥16,565	7,339	7,752	－	31,656
Inter-segment sales	1,797	17	－	(1,814)	－
Net sales	18,362	7,356	7,752	(1,814)	31,656
Operating income (loss) before stock option compensation expense	(8,582)	(2,044)	1,222	(3,467)	(12,871)
Adjustment:
Stock option compensation expense					96
Operating income (loss)					¥(12,967)

	Yen (Millions)
	Nine months ended December 31, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥52,925	14,093	10,520	－	77,538
Inter-segment sales	1,269	48	－	(1,317)	－
Net sales	54,194	14,141	10,520	(1,317)	77,538
Operating income (loss) before stock option compensation expense	7,630	104	1,840	(3,511)	6,063
Adjustment:
Stock option compensation expense					110
Operating income (loss)					¥5,953

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended December 31, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥6,169	3,861	2,857	－	12,887
Inter-segment sales	965	17	－	(982)	－
Net sales	7,134	3,878	2,857	(982)	12,887
Operating income (loss) before stock option compensation expense	(3,562)	(725)	543	(1,193)	(4,937)
Adjustment:
Stock option compensation expense					47
Operating income (loss)					¥(4,984)

	Yen (Millions)
	Three months ended December 31, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥17,709	4,407	3,329	－	25,445
Inter-segment sales	498	44	－	(542)	－
Net sales	18,207	4,451	3,329	(542)	25,445
Operating income (loss) before stock option compensation expense	2,044	(121)	494	(1,149)	1,268
Adjustment:
Stock option compensation expense					55
Operating income (loss)					¥1,213

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Supplemental Segment Information

The following information is provided as supplemental information in consideration of the disclosure requirements under the Financial Instruments and Exchange Law of Japan.

(Consolidated Net Sales by Geographical Areas)

Net sales to unaffiliated customers for the three months and nine months ended December 31, 2009 are as follows:

Yen (Millions)
Three months ended
December 31, 2009

Japan	¥3,001
Americas	1,254
Europe	246
Asia	8,386

Total	¥12,887

Yen (Millions)
Nine months ended
December 31, 2009

Japan	¥7,671
Americas	3,796
Europe	1,792
Asia	18,397

Total	¥31,656
(Notes)	1. Net sales to unaffiliated customers are based on the customer’s location.
2. Each of the segments includes primarily the following countries or regions:
(1)	Americas	U.S.A., Republic of Costa Rica, etc.
(2)	Europe	Israel, Germany, etc.
(3)	Asia	South Korea, Taiwan, Malaysia, China, etc.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(Geographic Segment Information / Based on Location of the Company and its Affiliates)

The following table sets forth the net sales and operating income (loss) for the three months and nine months ended December 31, 2009, classified by location of office from which product was shipped.

	Yen (Millions)
	Three months ended December 31, 2009
	Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥5,120	3,453	435	3,879	-	12,887
Inter-segment sales	7,594	757	366	894	(9,611)	-
Net sales	12,714	4,210	801	4,773	(9,611)	12,887
Operating income (loss)	¥(4,384)	127	105	206	(1,038)	(4,984)

	Yen (Millions)
	Nine months ended December 31, 2009
	Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥13,424	9,863	1,620	6,749	－	31,656
Inter-segment sales	17,666	2,457	1,041	2,590	(23,754)	－
Net sales	31,090	12,320	2,661	9,339	(23,754)	31,656
Operating income (loss)	¥(11,681)	568	581	1,223	(3,658)	(12,967)
(Notes)	1. Geographical segments are organized by physical proximity of countries or regions.
2. Each of the geographical segments includes primarily the following countries or regions:
(1)	Americas	U.S.A., etc.
(2)	Europe	Germany, etc.
(3)	Asia	South Korea, Taiwan, Singapore, etc.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(16) Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the nine months and three months ended December 31, 2009 and 2010:

	Yen (Millions) except share and per share data
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2010
Numerator:
Net income (loss)	¥(12,757)	3,271

Denominator:
Basic weighted average shares of common stock outstanding	178,722,701	176,205,042
Dilutive effect of exercise of stock options	－	18,138

Diluted weighted average shares of common stock outstanding	178,722,701	176,223,180

Basic net income (loss) per share	¥(71.38)	18.56
Diluted net income (loss) per share	¥(71.38)	18.56

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	December 31, 2009	December 31, 2010
Numerator:
Net income (loss)	¥(5,669)	678

Denominator:
Basic weighted average shares of common stock outstanding	178,722,409	173,272,701
Dilutive effect of exercise of stock options	－	－

Diluted weighted average shares of common stock outstanding	178,722,409	173,272,701

Basic net income (loss) per share	¥(31.72)	3.91
Diluted net income (loss) per share	¥(31.72)	3.91

At December 31, 2009 and 2010, Advantest had outstanding stock options into 4,179,980 and 2,891,000 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.